02038348

PE 05/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2002

STENA AB
(Translation of registrant's name into English)

SE-405 19 GOTHENBURG, SWEDEN
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X   Form 40-F............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes........................   No.......................X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stena AB

Date: May 30, 2002   By: /s/ Svante Carlsson

Name: Svante Carlsson
Title: Chief Financial Officer and Executive Vice President

Stena AB and Consolidated Subsidiaries

Table of Contents

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements

	Three month periods ended March 31, 2001 (unaudited)		March 31, 2002	
	SEK	$ (in millions)	SEK	$
Revenues:				
Shipping: Operations	705	68	484	47
Net gain (loss) on sale of vessels	123	12	–	–
Total shipping	828	80	484	47
Ferry lines	1,389	134	1,499	145
Drilling	362	35	541	52
Property: Operations	178	17	219	21
Net gain (loss) on sale of properties	–	–	(4)	–
Total property	178	17	215	21
Other	2	–	3	–
Total revenues	2,759	266	2,742	265
Direct operating expenses:				
Shipping	(425)	(41)	(422)	(41)
Ferry lines	(1,271)	(123)	(1,304)	(126)
Drilling	(159)	(15)	(252)	(24)
Property operations	(77)	(7)	(95)	(9)
Other	(6)	(1)	–	–
Total direct operating expenses	(1,938)	(187)	(2,073)	(200)
Selling and administrative expenses	(326)	(32)	(357)	(35)
Depreciation and amortization	(354)	(34)	(446)	(43)
Total operating expenses	(2,618)	(253)	(2,876)	(278)
Income (loss) from operations	141	13	(134)	(13)
Share of affiliated companies' results	(65)	(6)	(47)	(5)
Financial income and expense:				
Gain on securities, net	16	2	12	1
Interest income	43	4	24	3
Interest expense	(244)	(24)	(244)	(24)
Foreign exchange gains (losses), net	(31)	(3)	(8)	(1)
Other financial income (expense), net	186	18	142	14
Total financial income and expense	(30)	(3)	(74)	(7)
Minority interest	–	–	1	–
Income (loss) before taxes	46	4	(254)	(25)
Income taxes	32	3	114	11
Net income (loss)	78	7	(140)	(14)

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets

	December 31, 2001		March 31, 2002 (unaudited)	
	SEK	$	SEK	$
		(in millions)		
ASSETS				
Noncurrent assets:				
Intangible assets	17	2	15	1
Tangible fixed assets:				
Property, vessels and equipment	25,461	2,457	24,534	2,367
Financial fixed assets:				
Investments in affiliated companies	2,184	211	2,026	196
Marketable securities	1,077	104	924	89
Other assets	640	61	648	63
Total noncurrent assets	29,379	2,835	28,147	2,716
Current assets:				
Inventories	256	25	216	21
Receivables	1,923	186	2,430	234
Prepaid expenses and accrued income	946	91	900	87
Short-term investments	376	36	460	44
Cash and cash equivalents	2,182	211	658	64
Total current assets	5,683	549	4,664	450
Total assets	35,062	3,384	32,811	3,166
STOCKHOLDERS' EQUITY AND LIABILITIES				
Stockholders' equity:				
Capital stock	5	—	5	—
Reserves	11,105	1,072	10,652	1,028
Total stockholders' equity	11,110	1,072	10,657	1,028
Provisions:				
Deferred income taxes	724	70	616	59
Other	706	68	322	31
Total provisions	1,430	138	938	90
Noncurrent liabilities:				
Long-term debt:				
Property	4,644	448	4,643	448
Other	7,951	770	8,560	826
Senior Notes	3,188	305	3,159	305
Capitalized lease obligations	467	45	526	51
Other noncurrent liabilities	172	17	162	16
Total noncurrent liabilities	16,422	1,585	17,050	1,646
Current liabilities:				
Short-term debt:				
Property	60	6	13	1
Other	2,651	256	784	76
Capitalized lease obligations	67	6	66	6
Trade accounts payable	423	41	396	38
Accrued costs and prepaid income	1,811	175	1,882	182
Income tax payable	184	18	175	17
Other current liabilities	904	87	850	82
Total current liabilities	6,100	589	4,166	402
Total stockholders' equity and liabilities	35,062	3,384	32,811	3,166

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow

	Three month periods ended			
	March 31, 2001		March 31, 2002	
	(unaudited)			
	SEK	$	SEK	$
	(in millions)			
Net cash flows from operating activities:				
Net income	78	7	(140)	(14)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	354	34	446	43
Share of affiliated companies' results	65	6	47	5
(Gain)/loss on sale of property, vessels and equipment	(123)	(12)	7	1
(Gain)/loss on sale of securities	(16)	(2)	(12)	(1)
Unrealized foreign exchange (gains) losses	(262)	(25)	(64)	(6)
Deferred income taxes	(49)	(5)	(116)	(11)
Minority interest	--	--	(1)	--
Other non cash items	(202)	(19)	(146)	(14)
Net cash flows from trading securities	(117)	(11)	6	1
Changes in assets and liabilities, net of effects of dispositions of business:				
Receivables	(312)	(30)	(534)	(52)
Prepaid expenses and accrued income	28	3	24	2
Inventories	40	4	35	3
Trade accounts payable	(3)	--	16	2
Accrued costs and prepaid income	170	16	68	6
Income tax payable	13	1	(6)	(1)
Other current liabilities	222	21	(61)	(6)
Net cash provided by/(used in) operating activities	(114)	(12)	(431)	(42)
Net cash flows from investing activities:				
Cash proceeds from sale of property, vessels and equipment	364	35	80	8
Capital expenditure on property, vessels and equipment	(553)	(53)	(381)	(37)
Purchase of subsidiary net of cash acquired	(206)	(20)	--	--
Proceeds from sale of securities	172	17	300	29
Purchase of securities	(140)	(13)	(179)	(17)
Other	(20)	(2)	1	--
Net cash used in investing activities	(383)	(36)	(179)	(17)
Net cash flows from financing activities:				
Proceeds from issuance of debt	1,328	128	48	5
Principal payments on debt	(1,082)	(104)	(2,131)	(206)
Net change in borrowings on line-of-credit agreements	(118)	(11)	1,234	119
New capitalized lease obligations	--	--	79	8
Principle payments capital lease obligations	(6)	(1)	(7)	(1)
Net change in restricted cash accounts	11	1	(83)	(8)
Other financing activities	(13)	(1)	(51)	(5)
Net cash provided by/(used in) financing activities	120	12	(911)	(88)
Effect of exchange rate changes on cash and cash equivalents	40	4	(3)	--
Net change in cash and cash equivalents	(337)	(32)	(1,524)	(147)
Cash and cash equivalents at beginning of period	1,122	108	2,182	211
Cash and cash equivalents at end of period	785	76	658	64

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB and its subsidiaries ("the Company") and have been prepared in accordance with Swedish GAAP.

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

Solely for the convenience of the reader, the condensed financial statements for all periods have been translated into United States dollars ($) using the noon buying rate on March 31, 2002 of $1 = SEK 10.3630.

Note 2 Affiliated companies

The Company's investments in affiliated companies are accounted for under the equity method. Following the increase of ownership in Stena Line in late 2000, Stena Line is consolidated as a subsidiary as of October 31, 2000. P&O Stena Line, which is 40% owned by Stena Line, is included as an affiliated company of the Company from the same date. See also Subsequent events below.

Note 3 Stockholders' Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 120 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2001 to March 31, 2002 are as follows:

	Capital stock	Restricted reserves	Unrestricted reserves	Total stockholders' equity
		(SEK in millions)		
Balance at December 31, 2001	5	895	10,210	11,110
Transfers between reserves	--	4	(4)	--
Foreign currency translation adjustments	--	(45)	(268)	(313)
Net income	--	--	(140)	(140)
Balance at March 31, 2002	5	854	9,798	10,657

Note 4 US GAAP Information

The accompanying condensed consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the condensed consolidated financial statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements

(SEK in millions)	Three month periods ended March 31, 2001	March 31, 2002
Net income under Swedish GAAP	78	(140)
Adjustments to reconcile to US GAAP:		
Disposal of assets	22	3
Depreciation of properties	(12)	(17)
Leases	(4)	–
Investments in securities	(19)	(15)
Financial instruments	1	330
Purchase accounting Stena Line	(189)	(141)
Investment in P&O Stena Line	(1)	(1)
Pensions	(4)	4
Others	(13)	7
Tax effect of US GAAP adjustments	9	(90)
Net income under US GAAP	(132)	(60)

(SEK in millions)	As of December 31, 2001	As of March 31, 2002
Stockholders' equity under Swedish GAAP	11,110	10,657
Adjustments to reconcile to US GAAP:		
Disposal of assets	(101)	(98)
Depreciation of properties	(270)	(285)
Investments in securities	59	97
Investment subsidies	(19)	(19)
Financial instruments	(129)	200
Purchase accounting Stena Line	(73)	(214)
Investment in P&O Stena Line	(268)	(269)
Pensions	28	26
Others	(138)	(130)
Tax effect of cumulative US GAAP adjustments	153	51
Stockholders' equity under US GAAP	10,352	10,016

A description of differences between Swedish GAAP and US GAAP which significantly affect the determination of net income and shareholders'equity of the Company is set forth in Note 24 to the Consolidated Financial Statements included in the Company's Annual Report on Form 20-F.

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders' equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the three month periods ended March 31, 2001 and 2002 was SEK 114 million and SEK (336) million, respectively.

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

Restricted Group Data represents the Company's selected consolidated financial information excluding the property business segment (with the exception of one property). The Company's property operations are conducted through various subsidiaries. The Company issued $175 million 10 ½% Senior Notes due 2005 on December 20, 1995, and issued $175 million 8 ¾% Senior Notes due 2007 on October 1, 1997 (collectively, the "Notes"). In 2000, the Company repurchased $30 million of its outstanding 10 ½% Senior Notes due 2005 and in 2001 additional $15 million of the same notes. For purposes of the Indentures under which the Notes were issued (the "Indentures"), these subsidiaries in the property operations will be designated Unrestricted Subsidiaries, as defined in the Indentures, and, as a result, will not be bound by the restrictive provisions of the Indentures.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

RESTRICTED GROUP DATA
(SWEDISH GAAP)

	Three month periods ended March 31,		
	2001 SEK	2002 SEK	2002 $ (1)
	(in millions)		
INCOME STATEMENT DATA:			
Revenues from operations	2,461	2,530	244
Net gain (loss) on sale of vessels	123	--	--
Total revenues	2,584	2,530	244
Operating expenses	(2,177)	(2,319)	(224)
EBITDA	407	211	20
Depreciation and amortization	(341)	(432)	(41)
Income from operations	66	(221)	(21)
Share of affiliated companies' results	(65)	(47)	(5)
Interest income	40	24	2
Interest expense	(185)	(176)	(17)
Other financial items	171	146	14
Total financial income and expense	26	(6)	--
Minority interest	--	1	--
Income before taxes	27	(273)	(27)
OTHER DATA:			
Capital expenditure	(513)	(261)	(25)
Adjusted EBITDA (2)	447	236	23

(1) Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 10.3630, the Noon Buying Rate on March 31, 2002.

(2) EBITDA is computed as Total revenues less Operating expenses. Adjusted EBITDA is computed as EBITDA plus the sum of interest income, minority interest and cash dividends received. The Company has included information concerning Adjusted EBITDA because certain investors use it as a measure of the Company's ability to service its debt. Adjusted EBITDA is not required under generally accepted accounting principles in Sweden and the US and should not be considered an alternative to net income or any other measure of performance required by Swedish GAAP or US GAAP or as an indicator of the Company's operating performance and should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere herein.

RESTRICTED GROUP DATA
(SWEDISH GAAP)

	Dec 31, 2001 SEK	March 31, 2002 SEK	March 31, 2002 $ (1)
	(in millions)		
BALANCE SHEET DATA:			
Tangible fixed assets	19,433	18,467	1,782
Investments in affiliated companies	2,184	2,026	196
Marketable securities	1,077	924	89
Other non-current assets	1,880	1,873	180
Total non-current assets	24,574	23,290	2,247
Short-term investments	376	458	45
Cash and cash equivalents	2,131	644	62
Other current assets	3,126	3,588	346
Total current assets	5,633	4,690	453
Total assets	30,207	27,980	2,700
Total stockholders´ equity	11,300	10,842	1,046
Deferred income taxes	561	452	44
Long-term debt	11,640	12,269	1,184
Other non-current liabilities	858	463	45
Total non-current liabilities	12,498	12,732	1,229
Short-term debt	2,719	851	82
Other current liabilities	3,129	3,103	299
Total current liabilities	5,848	3,954	381
Total stockholders´ equity and liabilities	30,207	27,980	2,700

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off Vessels, tankers and drilling rigs, managing tankers, sales of vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also have an impact on the results of each period.

HIGHLIGHTS OF THE FIRST THREE MONTHS OF 2002

In the first three months of 2002, the Company took delivery of properties in the Netherlands at a value of approximately SEK 90 million. Properties were sold in the south of Sweden at a value of approximately SEK 35 million.

To further strengthen Ferry line operations, a number of vessel changes were made in the first quarter of 2002. The *Koningin Beatrix* was renamed the *Stena Baltica* and transferred to the Karlskrona-Gdynia route together with the *Stena Traveller*, which was previously on charter externally. The *Stena Europe* was transferred to the Fishguard-Rosslare route. The multipurpose ferry *Stena Galloway* was sold at cost. The freight capacity of the *Stena Nautica* was increased for the Varberg-Grenaa route.

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar and, mainly for the ferry line operations, to the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Stena Line's revenues are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Excluding Stena Line, approximately 80% of the Company's revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of the Company's total revenues are generated in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation have developed as follows:

	Jan-March, 2001	Jan-March, 2002	Change	December 31, 2001	March 31, 2002	Change
US $	9.74	10.45	+7%	10.6675	10.3375	(3%)
British pound	14.22	14.90	+5%	15.4750	14.7325	(5%)
Euro	9.00	9.16	+2%	9.4190	9.0290	(4%)

Stena Line

Stena Line was consolidated as a subsidiary as of October 31, 2000 and is fully included from January 1, 2001. During 2001, certain vessels that previously were chartered to Stena Line from Stena RoRo were transferred from the Shipping activities to create the new Ferry line operations together with Stena Line.

Revenues

Total revenues decreased in the first three months of 2002 to SEK 2,742 million from SEK 2,759 million in the first three months of 2001, or by SEK 17 million. Excluding net gain (loss) on sale of vessels and properties, revenues increased by SEK 110 million or by 4%.

Shipping. Revenues from shipping operations decreased in the first three months of 2002 to SEK 484 million from SEK 705 million in the first three months of 2001, or (31)%. Revenues from chartering out Roll-on/Roll-off Vessels decreased to SEK 63 million from SEK 77 million, or by SEK 14 million as a consequence of the sale of the *Stena Partner* in the middle of March 2001 and the transfer of the *Stena Traveller* from an external charterer to Stena Line in January 2002. Revenues from crude oil tankers decreased in the first three months of 2002 to SEK 402 million from SEK 610 million in the first three months of 2001, or (34)%, due to the sale in December 2001 of the *Stena Companion* and decreased revenues for Aframax tankers and Product tankers as a consequence of lower charter rates in the spot market.

Net Gain on Sale of Vessels, Shipping. In the first three months of 2002, the Company recorded no gains on sale of vessels. In the first three months of 2001, the Company recorded gains of SEK 123 million on the sale of the RoRo vessel *Stena Partner* and the VLCC tanker *Stena Concordia*.

Ferry Lines. Revenues from ferry line operations increased in the first three months of 2002 to SEK 1,499 million from SEK 1,389 million in the first three months of 2001, or 8%, mainly due to increased volumes of passengers, cars and freight together with currency effects as above.

Drilling. Revenues from drilling operations increased in the first three months of 2002 to SEK 541 million from SEK 362 million in the first three months of 2001, or 49%, mainly due to the delivery of the *Stena Don* in December 2001 and increased dayrates for the *Stena Spey* and the *Stena Clyde*.

Property. Revenues from property operations increased in the first three months of 2002 to SEK 219 million from SEK 178 million in the first three months of 2001, or 23%, mainly due to increased revenues from properties acquired in Sweden from April to December 2001.

Net Gain(Loss) on Sale of Properties. In the first three months of 2002, the Company made losses of SEK (4) million on the sale of properties in Sweden. In the first three months of 2000, the Company made no sales of properties.

Direct Operating Expenses

Total direct operating expenses increased in the first three months of 2002 to SEK 2,073 million from SEK 1,938 million in the first three months of 2001, or by SEK 135 million.

Shipping. Direct operating expenses from shipping operations decreased in the first three months of 2002 to SEK 422 million from SEK 425 million in the first three months of 2001. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased to SEK 25 million from SEK 23 million. Direct operating expenses associated with crude oil tankers increased to SEK 396 million from SEK 387 million, or 2%. Direct operating expenses for crude oil tankers include time-charter costs fixed for periods between 6 and 12 months and do not vary exactly as the corresponding revenues. Direct operating expenses for crude oil operations for the first three months of 2002 were 98% of revenues, as compared to 63% for the first three months of 2001.

Ferry Lines. Direct operating expenses for ferry line operations increased in the first three months of 2002 to SEK 1,304 million from SEK 1,271 million in the first three months of 2001, or 3%. Direct operating expenses for ferry line operations for the first three months of 2002 were 87% of revenues, as compared to 92% for the first three months of 2001. Direct operating expenses for ferry lines consist principally of personnel costs, fuel costs, vessel charter and other related vessel costs. These costs are seasonal only to the extent capacity can be adjusted during the year.

Drilling. Direct operating expenses from drilling operations increased in the first three months of 2002 to SEK 252 million from SEK 159 million in the first three months of 2001, or 58%, mainly due to the delivery of the *Stena Don* in December 2001. Direct operating expenses from drilling operations for the first three months of 2002 were 47% of drilling revenues as compared to 44% for the first three months of 2001.

Property. Direct operating expenses from property operations increased in the first three months of 2002 to SEK 95 million from SEK 77 million in the first three months of 2001, or 23%, primarily due to increased expenses for properties acquired in Sweden from April to December 2001. Direct operating expenses from property operations in the first three months of 2002 were 43% of property revenues, the same as for the first three months of 2001.

Selling and Administrative Expenses

Selling and administrative expenses increased in the first three months of 2002 to SEK 357 million from SEK 326 million in the first three months of 2001, or 9%, mainly due to increased costs for Shipping operations, Property administration and central, not allocated, administration together with currency effects as above.

Depreciation and Amortization

Depreciation and amortization charges increased in the first three months of 2002 to SEK 446 million from SEK 354 million in the first three months of 2001, or by SEK 92 million, mainly due to the delivery in December 2001 of the *Stena Don*, the delivery in February 2001 of the RoPax vessel *Stena Hollandica* and currency effects as mentioned above, partly offset by the sale of the *Stena Partner* and the *Stena Concordia* in the first quarter of 2001 and the sale of the *Stena Companion* in the last quarter of 2001.

Share of Affiliated Companies' Results

The Company's share of affiliated companies' results in the first three months of 2002 amounted to a loss of SEK (47) million relating to P&O Stena Line. The share of affiliated companies' results in the first three months of 2001 amounted to a loss of SEK (65) million. See also Subsequent events below.

Financial Income and Expense, Net

Financial income and expense, net decreased in the first three months of 2002 to a loss of SEK (74) million from a loss of SEK (30) million in the first three months of 2001, or by SEK (44) million.

Net gain on securities in the first three months of 2002 amounted to SEK 12 million as compared to a net gain of SEK 16 million in the first three months of 2001.

Interest income in the first three months of 2002 decreased to SEK 24 million from SEK 43 million in the first three months of 2001.

Interest expense for the first three months of 2002 amounted to SEK (244) million, the same as for the first three months of 2001. Interest expense has increased mainly due to the delivery of the *Stena Don* in December 2001 and the *Stena Hollandica* in February 2001, but this has been offset by lower interest rates, the sales of the *Stena Partner* and the *Stena Concordia* in the first quarter 2001 and the sale of the *Stena Companion* in the last quarter of 2001.

During the first three months of 2002, the Company had foreign exchange losses of SEK (8) million consisting of gains of SEK 28 million from currency trading and losses of SEK (36) million from translation differences. In the first three months of 2001, the Company had foreign exchange losses of SEK (31) million consisting of losses of SEK (3) million from currency trading and losses of SEK (28) million from translation differences.

Other financial income (expense) of SEK 142 million for the first three months of 2002 include released provisions of approximately SEK 147 million relating to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. This excess value is released between 2001 to 2004 according to a plan determined at the end of 2000. Other financial income (expense) for the first three months of 2001 amounted to SEK 186 million, including released provisions of SEK 200 million.

Income Taxes

Income taxes in the first three months of 2002 amounted to SEK 114 million, of which SEK (2) million related to current taxes and SEK 116 million related to deferred taxes.

Income taxes in the first three months of 2001 amounted to SEK 32 million, of which SEK (17) million related to current taxes and SEK 49 million related to deferred taxes.

Liquidity and Capital Resources

Total cash and marketable securities at March 31, 2002 amounted to SEK 2,042 million as compared with SEK 3,635 million at December 31, 2001. The $500 million Revolving Credit Facility has been reduced to $428 million after certain vessel sales. In connection with refinancing of Stena Line in September 2001, the Stena Line Revolving Credit Facility of $425 million was terminated and replaced by another Revolving Credit Facility through SIBV of $275 million and an Unsecured Credit Facility through Stena AB of EUR 200 million.

Cash flows used in operating activities decreased to SEK (431) million for the three months ended March 31, 2002 from SEK (114) million for the three months ended March 31, 2001. Cash flows used in investing activities amounted to SEK (179) million for the three months ended March 31, 2002, primarily as a result of investments in properties and in the newbuilding program regarding RoRo, RoPax and crude oil tanker vessels. For the three months ended March 31, 2001, cash flows used investing activities amounted to SEK (383) million. Total investments in RoRo, Ropax, crude oil tanker and drilling rig newbuildings on order at March 31, 2002 were SEK 850 million as compared to SEK 756 million at December 31, 2001. This investment program is to be completed in early 2004. Cash flows used in financing activities amounted to SEK (911) million for the three months ended March 31, 2002, mainly relating to repayment of debt. For the three months ended March 31, 2001, cash flows provided by financing activities amounted to SEK 120 million.

Total interest bearing debt at March 31, 2002 amounted to SEK 17,751 million as compared with SEK 19,028 million at December 31, 2001.

As of March 31, 2002, the utilized portion of the $428 million Revolving Credit Facility was $398 million, out of which $363 million was actually drawn and $35 million blocked for issuing of bank guarantees. As of December 31, 2001, the utilized part of this facility was $377 million, of which $342 million was actually drawn and $35 million used for issuing of bank guarantees. As of March 31, 2002, the utilized portion of the new $275 million Revolving Credit Facility was $125 million, all of which drawn. As of December 31, 2001, the utilized portion of this facility was $45 million. As of March 31, 2002, the unsecured Credit Facility of EUR 200 million was not utilized. As of December 31, 2001, this facility was fully drawn.

SUBSEQUENT EVENTS

On April 23, the Company signed a memorandum of understanding with P&O, which means that Stena Line will sell its 40% shareholding in P&O Stena Line to P&O. P&O will pay Stena Line approximately £150 million by way of consideration. Stena Line is also in advanced negotiations with P&O regarding the acquisition of three ships owned by P&O and currently operating on their Felixstowe-Rotterdam freight route. The sale requires approval from the relevant competition authorities.

The first of the three RoRo newbuildings ordered in China, the *Stena Foreteller*, was delivered from the shipyard on May 3, 2002.